UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to

Commission file number 001-16129

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRS 401(k) Retirement Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLUOR CORPORATION

6700 Las Colinas Boulevard

Irving, Texas 75039

Audited Financial Statements

and Supplemental Schedule

TRS 401(k) Retirement Plan

As of December 31, 2011 and 2010 and for the year ended December 31, 2011

With Report of Independent Registered Public Accounting Firm

TRS 401(k) Retirement Plan

Index to Audited Financial Statements

and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

The Investment Committee

TRS 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the TRS 401(k) Retirement Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Dallas, Texas

June 25, 2012

TRS 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Investments:
Fluor Corporation Master Retirement Trust — at fair value	$18,392,282	$19,675,017
Receivables:
Notes receivable from participants	152,563	191,655

Net assets reflecting all investments — at fair value	18,544,845	19,866,672
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(130,259)	(108,266)
Net assets available for benefits	$18,414,586	$19,758,406

See accompanying notes.

TRS 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions (deductions) in net assets:
Contributions:
Participants	$2,335,065
Company	45,665
Rollover	32,495
Total contributions	2,413,225

Net investment loss:
Share in net investment loss of Fluor Corporation Master Retirement Trust	(589,424)

Interest income on notes receivable from participants	6,382

Benefits, terminations and withdrawals	(2,368,392)
Administrative expenses	(163,862)
Asset transfers to Fluor Corporation Employees’ Savings Investment Plan	(641,749)
Net decrease in net assets available for benefits	(1,343,820)

Net assets available for benefits:
Beginning of year	19,758,406
End of year	$18,414,586

See accompanying notes.

TRS 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2011

1. Description of the Plan

The TRS 401(k) Retirement Plan (the Plan) was established on September 1, 1991, by Total Recruiting Services, Inc., currently TRS Staffing Solutions, Inc. (TRS or the Company), as a contributory defined contribution plan. TRS is a wholly owned subsidiary of Fluor Corporation (Fluor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The following provides only general information about the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is managed by Fluor’s Global Benefits, Administrative and Investment Committees (collectively, the Committees). The Global Benefits Committee is responsible for plan design and funding strategies, including corporate contributions. The Administrative Committee interprets the Plan’s documents and administers the Plan on behalf of participants. The Investment Committee establishes investment policies and objectives, including the investment portfolio diversification and risk concentration guidelines, and monitors investment activity and ongoing investment performance. The Investment Committee may appoint professional investment managers to manage the investment accounts of the Fluor Corporation Master Retirement Trust (the Master Trust) in accordance with ERISA requirements and its guidelines.

The Master Trust Agreement requires that The Northern Trust Company (the Trustee), either directly or indirectly, hold the Plan’s assets in a master trust and administer and distribute those assets in accordance with the Plan and the instructions of the Committees or their designees.

Eligibility, Contributions and Vesting

Employees are eligible to participate following the completion of one hour of service with the Company. If a terminated employee is reemployed by the Company, such employee is immediately eligible to participate in the Plan upon reemployment, provided such person was an eligible employee at the date of termination.

Eligible participants may elect to contribute to the trust created under the Plan (the Trust) amounts ranging from 1% to 20% of their compensation, as defined, subject to Internal Revenue Service (IRS) limits. However, the maximum contribution percentage may be decreased for highly compensated employees. Participants who have attained age fifty before the end of the plan year are eligible to make catch-up contributions.

Individuals who first become eligible to participate in the Plan after February 1, 2011, or who are currently eligible but do not have an election on file with the Plan as of such date, will automatically become participants in the Plan and contribute 4% of their compensation, unless they elect to modify the amount of their contribution.

Participants may change their contribution percentages at their own discretion. Such contribution percentage changes shall become effective as soon as administratively possible following receipt of the change request by the recordkeeper.

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

All eligible salaried employees who have completed one or more years of service with the Company (or any member of the controlled group) receive a Company matching contribution at a rate determined annually by the Company. There is no guaranteed minimum for Company matching contributions. Company matching contributions are participant-directed. For the year ended December 31, 2011, the Company matched salaried participant contributions up to a maximum of 4% of eligible compensation for eligible participants. The Company matching contributions are invested in the same funds as the participant contributions and may be subsequently transferred to other funds.

Participants are fully vested at all times in participant and Company matching contributions and earnings thereon.

Benefits, Terminations and Withdrawals

Upon total and permanent disability, death, retirement or termination of employment, participants are eligible to receive a distribution of the full value of their accounts. Distributions are made in lump-sum amounts, and participants invested in Fluor common stock may request Fluor common stock valued at current market value in lieu of or in combination with cash. If the account balance is $1,000 or less, a distribution will be made in a lump sum following the end of employment unless the participant elects a direct rollover of such account balance. If the amount to be distributed exceeds $1,000 and the participant does not request a distribution, the participant’s account shall remain in the Plan and may be withdrawn or distributed at the participant’s request or as minimum required distributions beginning when the participant attains age 70½. When a participant dies, the entire amount in the participant’s account is allocated to the participant’s beneficiaries, as described in the Plan document. Under certain hardship conditions, as defined in the Plan document, participants may elect to withdraw a portion of their account balance at any time during the Plan year. Additionally, participants who have reached age 59½ have the option of withdrawing all or part of their vested account balance at any time.

Benefits, terminations and withdrawals are recorded when paid.

Notes Receivable from Participants

The Plan allows participants to borrow up to one-half of their account balance. In no event can the note amount be for less than $1,000, nor can it exceed $50,000, reduced by the participant’s highest note balance in the previous 12 months. Such notes bear interest as defined in the Plan document and are payable through payroll deductions or monthly installments if the employee is on unpaid leave of absence or terminated from service. The length of the note is up to a 15-year period for a primary residence note or a five-year period for all other notes. Participants are only allowed one outstanding note.

Income Tax Status

The Plan has received a determination letter from the IRS dated May 25, 2011, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from federal income taxes. Subsequent to this determination by the IRS, the Plan was amended and

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan’s Administrative Committee has indicated that it will maintain compliance with the qualification requirements of the Code and, as necessary, take steps to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes it is no longer subject to income tax examinations for years prior to 2008.

Participant Accounts

An individual account is maintained for each participant in each designated fund. Participant designated funds consist of the LifePath®, Stable Value, Intermediate Term Bond, Large Cap Value, S&P 500 Index, Large Cap Growth, Small Cap Value, Small Cap Growth, Non-U.S. Equity and Fluor Corporation Common Stock funds. The asset allocations of these designated funds comprise various debt and equity securities as disclosed in Notes 3 and 5. Each account is adjusted daily for contributions and net investment income or loss allocated to the individual participants in each fund. If no funds are selected by the participant, then the contributions are designated to the BlackRock, Inc. (BlackRock) LifePath® funds based on participant age. Contributions into the BlackRock LifePath® funds may be subsequently allocated to other funds at the discretion of the participant. Participants are allowed to transfer a portion or all of the balance in their accounts from one investment fund to any other investment fund on a daily basis. However, participants can make transfers into the Fluor Common Stock, Large Cap Growth, Large Cap Value, Small Cap Growth, Small Cap Value, S&P 500 Index or Non-U.S. Equity funds only once per calendar month. Participants are limited in the amount they can invest in the Fluor Common Stock fund to 50% of their total account balance. Effective April 1, 2012, the limitation on investing in the Fluor Common Stock fund was reduced from 50% to 20%.

Other Provisions

Participants may contribute distributions into the Plan that were received from previous employers’ qualified retirement plans (rollover contributions).  Participants are fully vested at all times in rollover contributions and the earnings thereon.

While the Company has not expressed any intent to terminate the Plan, it has the right to do so at any time.

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Investments

The Plan’s investments are commingled with the investments of various other employee benefit plans sponsored by Fluor and certain of its subsidiaries and affiliates in the Master Trust, which in turn invests in the Fluor DC Investments (as later defined). The Plan’s investments are stated at fair value as follows:

Corporate equity securities consist of common and preferred stocks of U.S. and non-U.S. companies, including Fluor common stock. Corporate equity securities are valued based on the last trade or official close of an active market or exchange on the last business day of the Plan year. Government securities consist primarily of U.S. government bonds and U.S. government mortgage-backed securities. Corporate bonds primarily consist of investment-grade rated bonds and notes, of which no significant concentration exists in any one rating category or industry. Government securities and corporate bonds are valued based on evaluated prices, which are determined from a compilation of primarily observable market information, broker quotes in non-active markets or similar assets. Securities not traded on the last business day are valued at the last reported bid price. The estimated fair value of the investments in the common or collective trusts represents the underlying net asset value of the shares or units of such funds as determined by the issuer.

The self-directed brokerage account (SDBA) is provided for participants who want more investment choices than the core options offered by the Plan. Through the SDBA, participants have access to a wide range of mutual funds. As of December 31, 2011 and 2010, the investment holdings of the participants via the SDBA included a large variety of mutual funds with no material concentration in any one investment or industry. Mutual funds are valued at fair value, which represents the net asset value of the shares of such funds as of the close of business at the end of the period.

Investments in the Stable Value Fund (Note 4) are stated at the fair value of the underlying synthetic guaranteed investment contracts (synthetic GICs). A synthetic GIC comprises an underlying asset and a “wrapper” contract. The fair value of synthetic GICs is calculated based on the fair values of the underlying securities, which comprise primarily fixed-income common or collective trusts, plus the fair value of the wrapper. Wrapper contracts essentially modify the investment characteristics of underlying securities to those of guaranteed investment contracts. The fair values of the wrapper contracts are based on the estimated replacement costs of the wrapper contracts. A guaranteed investment contract is an insurance contract that guarantees its owner principal repayment and a stated rate of interest for a predetermined period of time. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract value. Contract value represents contributions made, plus interest earned, less withdrawals. Benefit-responsive distributions are generally defined as withdrawals due to a participant’s retirement, disability, death or participant-directed transfers, in accordance with the terms of the Plan.

Derivative instruments are recorded at their fair values, with changes in fair values reported under share in net investment income or loss of Fluor Corporation Master Retirement Trust in the statement of changes in net assets available for benefits, in accordance with Accounting Standards Codification (ASC) 815, “Derivatives and Hedging.” Derivative instruments are estimated by obtaining quotes

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

from brokers. Derivatives in the Master Trust consist of contracts in foreign exchange forwards, futures, options and swaps. Foreign exchange forwards are used to manage risks related to exposures in foreign currency. Interest rate swaps, options and interest rate and equity futures are used to gain exposure to certain asset classes or to manage risk inherent within certain investments. The Master Trust may also invest in caps, floors, mortgage derivatives and structured notes.

Net investment income (loss) of the Master Trust is allocated daily to the Plan based on the ratio of fair values of the Plan’s investment in the Master Trust to the total fair value of the related Master Trust investments as of the beginning of the day.

Purchases and sales of investments are recorded on the trade date. Realized gains or losses on sales, redemptions or distributions of investments are based on each investment manager’s average historical cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Master Trust’s concentrations of credit risk are dictated by the Plan’s provisions, as well as those of ERISA and participants’ investment preferences (Note 1). The Stable Value Fund primarily invests in contracts of financial institutions with at least AA- credit ratings (Note 4). The Master Trust’s exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each insurance company. The Investment Committee believes that no significant concentrations of credit risk exist within any investment option at December 31, 2011 and 2010, except as disclosed in Note 5.

Contributions

Participant contributions are recorded when the Company makes payroll deductions from the participant’s compensation. Company matching contributions, if any, are recorded at the same time as the participant contribution. Contributions are funded to the Plan following the payroll payment date.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make note repayments and Plan management deems the participant note to be a distribution, the participant note balance is reduced and a benefit payment is recorded.

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Reclassification

Certain 2010 amounts relating to common or collective trusts in Notes 3 and 5 to the financial statements have been reclassified into debt securities and short-term investment fund to conform to the 2011 presentation.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” which amends certain guidance in ASC 820, “Fair Value Measurement.” ASU 2011-04 expands ASC 820’s existing disclosure requirements for fair value measurements and makes other amendments. ASU 2011-04 is effective for interim and annual reporting periods beginning after December 15, 2011 and will be applied on a prospective basis. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

3. Master Trust

Investments

The Master Trust — Fluor manages the Plan and the Fluor Corporation Employees’ Savings Investment Plan (collectively, the Fluor DC Investments) and the Defined Benefit Plan of Fluor Corporation and Participating Subsidiaries (the Fluor DB Investments). The Fluor DC Investments are presented as a single master trust investment account because all the investments are participant-directed. The investments held by the Master Trust are valued at fair value as described in Note 2.

The net assets at fair value of the Master Trust consist of the following as of December 31:

	2011	2010
	(In Thousands)
Assets
Fluor DC Investments	$2,542,443	$2,644,953
Fluor DB Investments	690,554	618,050
Net Assets of the Master Trust — at fair value	3,232,997	3,263,003
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(25,042)	(17,540)
Net Assets of the Master Trust	$3,207,955	$3,245,463

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

Net investment income for the Master Trust is as follows for the year ended December 31:

2011
(In Thousands)
Net investment income (loss)
Fluor DC Investments	$(42,193)
Fluor DB Investments	42,677
Total net investment income	$484

The Fluor DC Investments — The Plan’s investments consist of its proportionate share in the Fluor DC Investments held by the Master Trust, which approximated 1% of the Fluor DC Investments as of December 31, 2011 and 2010.

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

Assets

The net assets of the Fluor DC Investments held by the Plan as of December 31 were as follows:

	Fluor DC Investments
	2011	2010
	(In Thousands)
Assets
Government securities	$60,958	$53,518
Securities lending arrangements:
Corporate equity securities	9,933	5,259
Government securities	4,073	4,923
Securities lending collateral — non-cash	14,372	10,408
Corporate bonds	32,965	39,789
Common or collective trusts:
BlackRock LifePath® funds	747,746	768,306
U.S. equities	117,256	134,912
Non-U.S. equities	5,160	4,712
Debt securities	9,477	5,817
Short-term investment fund	21,556	24,457
Synthetic guaranteed investment contracts	725,905	692,020
Foreign currency and cash	4,518	46,861
Corporate equity securities:
Fluor Corporation	206,821	248,146
Other U.S. equities	351,975	374,532
Non-U.S. equities	75,304	57,941
Foreign currency exchange contracts	7,315	52,749
Investment income receivable	1,851	1,715
Due from brokers for securities purchased	21,023	3,192
Self-directed brokerage accounts — mutual funds	177,445	203,490
Total assets	2,595,653	2,732,747
Liabilities
Accrued expenses	(1,862)	(2,073)
Foreign currency exchange contracts	(7,284)	(52,299)
Due to brokers for securities purchased	(29,692)	(23,014)
Obligation to return collateral — non-cash	(14,372)	(10,408)
Total liabilities	(53,210)	(87,794)
Net assets of the Fluor DC Investments — at fair value	2,542,443	2,644,953
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(25,042)	(17,540)
Net assets of the Fluor DC Investments	$2,517,401	$2,627,413

The BlackRock LifePath® funds presented in the table above are common or collective trust funds for which the investment asset allocations are based on a target maturity date. These funds hold a mix of broad-market stock, bond and real estate index funds designed to gradually become more conservative as the target year in which the participants expect to access their funds approaches. Upon reaching the target year, the fund is combined with the BlackRock LifePath® Retirement Fund, which is designed to provide those participants who are in retirement and withdrawing money a lower-risk investment vehicle to maintain liquidity and maximize returns over the participants’ remaining life expectancies. Participant-directed redemptions out of

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

the BlackRock LifePath® funds can occur on a daily basis; redemptions directed by the plan sponsor require a 15 day notification period.

The Master Trust has a security lending program with the Trustee whereby the Trustee is authorized to lend securities owned by the Master Trust (other than Fluor common stock and securities excluded from lending from time to time by the Master Trust) to a select number of qualified borrowers (generally national and international brokerage firms). Pursuant to the agreement, security borrowers are authorized to use borrowed securities to settle trades and are obligated to return the securities to the Master Trust. All borrowed securities are secured by collateral held by the Trustee, which has a fair value of no less than 102% of the fair market value of the borrowed securities at all times. The collateral typically consists of U.S. government securities and U.S. treasury bills. The Master Trust is fully indemnified by the Trustee against any losses incurred as a result of borrower default. Securities lending net income for the Fluor DC Investments of approximately $164,000 was earned under the lending agreement during the year ended December 31, 2011.

Net Investment Loss

Net investment loss for the Fluor DC Investments for the year ended December 31, 2011, are as follows:

Fluor DC Investments
(In Thousands)
Net appreciation (depreciation) in fair value of investments:
Government securities	$4,085
Corporate equity securities	(73,931)
Bonds	(143)
Self-directed brokerage accounts — mutual funds	(8,657)
Common or collective trusts	10,559
Other	393
Total net depreciation	(67,694)
Interest on synthetic guaranteed investment contracts	20,780
Securities lending income	219
Interest	3,896
Dividends	8,583
Other income	(791)
Securities lending expense	(55)
Investment management and administrative expenses	(7,131)
Total net investment loss	$(42,193)

Other than the Plan’s interest in the Master Trust, there are no assets held for investment that represent 5% or more of the Plan’s net assets at December 31, 2011 and 2010.

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

4. Stable Value Fund (Synthetic Guaranteed Investment Contracts)

The Plan’s investment in the Master Trust through its investment in the Fluor DC Investments included amounts in the Stable Value Fund, which was established for the investment of the assets of the two participating plans. Each participating plan has an undivided interest in the Stable Value Fund. Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating plans on a daily basis.

Investment income, net of expenses, of the Stable Value Fund totaled $19,121,880 for the year ended December 31, 2011.

The weighted-average yield (excluding administrative expenses) earned by the Stable Value Fund at December 31, 2011 and 2010, was 1.70% and 2.50%, respectively. The weighted-average yield earned by the Stable Value Fund, with an adjustment to reflect the actual interest rate credited to participants in the Stable Value Fund at December 31, 2011 and 2010, was 2.75% and 3.38%, respectively.

The Stable Value Fund enters into participating synthetic GICs. In a participating synthetic GIC, the contract holder participates in asset and liability risks. In the case of a full liquidation event, the issuer is responsible for covering any amount by which the contract value exceeds the fair value of the underlying portfolio. Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. To the extent that an issuer has failed to meet the terms of a contract, synthetic GICs would then also bear the risk of default or the lack of liquidity of the underlying portfolio assets.

The primary variables impacting the future crediting rates of the synthetic GICs are driven by the performance of the underlying assets. The Stable Value Fund is designed to reset its respective crediting rate on a quarterly basis and cannot credit an interest rate that is less than 0%. The crediting rate of the Stable Value Fund tracks current market yields on a trailing basis. The rate reset allows the Stable Value Fund to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio of the Stable Value Fund has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value and disclosed in the Statement of Net Assets Available for Benefits. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value and disclosed in the Statement of Net Assets Available for Benefits.

There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer at contract value. Each contract issuer specifies the events that may trigger a market value adjustment to be applied to the contract value; such events may include material amendments to the Stable Value Fund’s structure or administration; changes to the participating plans’ competing investment options, including the elimination of equity wash provisions; complete or partial termination of the Stable Value Fund, including a merger with another fund; the failure of the Stable Value Fund to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Stable Value Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

coverage under the participating plan (such as a group layoff or early retirement incentive program); the closing or sale of a subsidiary, employing unit or affiliate; the bankruptcy or insolvency of a plan sponsor; the merger of the plan with another plan; or the plan sponsor’s establishment of another tax-qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position or accounting requirement applicable to the Stable Value Fund or participating plans; and the delivery of any communication to plan participants designed to influence a participant not to invest in the Stable Value Fund.

At this time, Plan management does not believe that the occurrence of any such market value event that would limit the Stable Value Fund’s ability to transact at contract value with participants is probable.

Effective June 29, 2012, direct transfers from the Stable Value Fund to the SDBA will be prohibited and any amount transferred from the Stable Value Fund to any of the other investment options available under the Plan will not be subsequently transferred to the SDBA for a period of 90 calendar days from the initial date of transfer out of the Stable Value Fund.

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements

The following table presents, for each of the fair value hierarchy levels, the Fluor DC Investments’ assets and liabilities that are measured at fair value on a recurring basis as of:

	December 31, 2011				December 31, 2010
	Fair Value Measurements Using				Fair Value Measurements Using
(in thousands)	Total	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:

Government securities (1)	$65,031	$—	$65,031	$—	$58,441	$—	$58,441	$—

Securities lending collateral — non-cash	14,372	—	14,372	—	10,408	—	10,408	—

Corporate bonds	32,965	—	32,965	—	39,789	—	39,789	—

Common or collective trusts:
BlackRock LifePath® funds	747,746	—	747,746	—	768,306	—	768,306	—
U.S. equities	117,256	—	117,256	—	134,912	—	134,912	—
Non-U.S. equities	5,160	—	5,160	—	4,712	—	4,712	—
Debt securities	9,477	—	9,477	—	5,817	—	5,817	—
Short-term investment fund	21,556	—	21,556	—	24,247	—	24,457	—

Synthetic guaranteed investment contracts	725,905	—	725,905	—	692,020	—	692,020	—

Corporate equity securities:
Fluor Corporation	206,821	206,821	—	—	248,146	248,146	—	—
Other U.S. equities (1)	361,908	361,908	—	—	379,976	379,855	121	—
Non-U.S. equities (1)	75,304	75,304	—	—	57,756	57,756	—	—

Foreign currency exchange contracts	7,315	—	7,315	—	52,749	—	52,749	—

Self-directed brokerage accounts — mutual funds	177,445	177,445	—	—	203,490	203,490	—	—

Liabilities:

Foreign currency exchange contracts	$7,284	$—	$7,284	$—	$52,299	$—	52,299	$—

Obligation to return collateral — non-cash	14,372	—	14,372	—	10,408	—	10,408	—

(1)Amounts include securities on loan under the security lending program discussed in Note 3 above.

6. Derivative Financial Instruments

As of December 31, 2011 and 2010, the Fluor DC Investments had total gross notional amounts outstanding of $14,862,883 and $104,502,252, respectively, for foreign exchange forward contracts with various foreign currencies primarily in Euro, GBP, AUD and Yen. In addition, the Fluor DC Investments had total gross notional amounts outstanding of $24,900,563 and $37,857,545 for interest rate futures with various fixed income securities primarily in U.S. government treasury notes as of December 31, 2011 and 2010, respectively. As of December 31, 2011, the Fluor DC Investments had options and swaps with gross notional

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

amounts of $20,261,000 and $20,150,000, respectively, both of which had no material concentrations. As of December 31, 2010, the Fluor DC Investments had equity futures and interest rate swaps with gross notional amounts of $39,591,755 and $19,513,000, respectively, both of which had no material concentrations. The options, futures and interest rate swap instruments are settled daily. Gains (losses) associated with the derivatives were immaterial for the year ended December 31, 2011, and are reported in other income under “Net Investment Loss” in Note 3.

7. Party-In-Interest Transactions

Certain Plan investments in the common or collective trust accounts are managed by Northern Trust Investments, Inc., an affiliate of The Northern Trust Company (Trustee) and BlackRock (an investment manager), both of whom have a fiduciary responsibility to the Plan. Additionally, a portion of the Plan’s assets are invested in BlackRock common or collective trusts and Fluor common stock. Because Fluor is the Plan sponsor, transactions involving Fluor common stock qualify as party-in-interest transactions. Master Trust holdings for the Trustee, BlackRock and Fluor common stock amounted to $153,448,743, $747,746,002 and $206,820,809, respectively, as of December 31, 2011. Master Trust holdings for the Trustee, BlackRock and Fluor common stock amounted to $169,898,057, $768,306,098 and $248,146,284, respectively, as of December 31, 2010. All of the party-in-interest transactions noted above are exempt from the prohibited transaction rules.

Investments managed by BlackRock represented 30% and 29% of the Fluor DC Investments as of December 31, 2011 and 2010, respectively. Investments in Fluor common stock represented 8% and 9% of the Fluor DC Investments as of December 31, 2011 and 2010, respectively.

8. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2011	2010

Net assets available for benefits per the financial statements	$18,414,586	$19,758,406
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	130,259	108,266
Less: Benefits payable	(1,380)	(15,852)
Net assets available for benefits per the Form 5500	$18,543,465	$19,850,820

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

The following is a reconciliation of the share in net investment loss of the Fluor Corporation Master Retirement Trust per the financial statements to net investment loss from master trust investment accounts per the Form 5500 for the year ended December 31:

2011

Share in net investment loss of Fluor Corporation Master Retirement Trust per the financial statements	$(589,424)
Add: 2011 adjustment from contract value to fair value for fully benefit-responsive investment contracts	130,259
Less: 2010 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(108,266)
Net investment loss from master trust investment accounts per the Form 5500	$(567,431)

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

The following is a reconciliation of benefits, terminations and withdrawals per the financial statements to the Form 5500 for the year ended December 31:

2011

Benefits, terminations and withdrawals per the financial statements	$2,368,392
Add: Benefits payable at end of year	1,380
Less: Benefits payable at beginning of year	(15,852)
Benefits, terminations and withdrawals to participants per the Form 5500	$2,353,920

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment prior to December 31, 2011, but had not been paid as of that date.

9. Subsequent Events

Plan management has evaluated all material events occurring subsequent to the date of the financial statements up to the date and time this annual report is filed on Form 11-K.

Supplemental Schedule

Schedule I

TRS 401(k) Retirement Plan

Schedule H; Line 4i — Schedule of Assets (Held at End of Year)

EIN: 57-0785147

Plan: 001

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Notes receivable from participants	Interest rates ranging from 3.25% to 9.50%, with varying maturities	—	$152,563

*Party-in-interest investment that is not a “prohibited investment” under the Employee Retirement Income Security Act of 1974.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the TRS 401(k) Retirement Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2012

TRS 401(k) Retirement Plan

By:	/s/ Glenn C. Gilkey
Glenn C. Gilkey
Member, Investment Committee

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Independent Registered Public Accounting Firm